Exhibit 21

2

Bio-Techne Corporation, a Minnesota corporation, had the material subsidiaries below as of the date of filing its Annual Report on Form 10-K for fiscal year ended June 30, 2025. Certain subsidiaries are not named because they were not significant individually or in the aggregate as of such date. Bio-Techne Corporation is not a subsidiary of any other entity.

Name	State/Country of Incorporation
Research and Diagnostic Systems Inc. (R&D Systems)	Minnesota
Bio-Techne China Co. Ltd	China
ProteinSimple	Delaware
ProteinSimple Ltd.	Canada
Novus Biologicals, LLC	Delaware
Bio-Techne Ltd.	United Kingdom
Advanced Cell Diagnostics, Inc.	California
Exosome Diagnostics, Inc.	Delaware
Asuragen, Inc.	Delaware
Cyvek, Inc	Delaware
Lunaphore SA	Switzerland